FORM 6-K PR_27feb13

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

for the period ended March 20, 2013 [Press Releases]

COMMISSION FILE NUMBER: 000-22216

CANADIAN ZINC CORPORATION

Suite 1710 - 650 West Georgia Street
Vancouver, British Columbia
Canada V6B 4N9

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PRESS RELEASE

CZN-TSX CZICF-OTCQB	FOR IMMEDIATE RELEASE February 27, 2013
 ADDITIONAL MINERALIZATION INTERSECTED  AT THE LEMARCHANT DEPOSIT SOUTH TALLY POND PROJECT, NEWFOUNDLAND
Including 27.60% zinc, 1.12% lead, 2.71% copper, 89.0 g/t silver and 3.8 g/t gold over 2.70 metres located  250 metres northwest of the defined resources

Vancouver, British Columbia, February 27, 2013 - Canadian Zinc Corporation (TSX: CZN; OTCQB: CZICF) (“the Company” or “Canadian Zinc”) is pleased to provide an update on the  2013 winter Phase 1 diamond drill program underway on its wholly owned South Tally Pond copper-lead-zinc-silver-gold project in central Newfoundland.  The South Tally Pond project is located adjacent to, and in the same volcanic belt as, the Duck Pond Cu-Zn Mine and Mill complex operated by Teck Resources.  Highlights include:

•	Drilling extends massive sulphide intercept located northwest of the Lemarchant deposit.

•	Drillhole LM13-73, located 40 metres up-dip of drillhole LM08-37, intersected 5.82% zinc, 1.48% lead, 0.75% copper, 65.4 g/t silver and 1.63 g/t gold over 22.2 metres.

•	Drillhole LM13-74, located 35 metres up-dip of drillhole LM13-73, intersected 5.33% zinc, 1.01% lead, 0.75% copper, 44.72 g/t silver and 0.26 g/t gold over 5.50 metres.

The newly extended zone remains open along strike with no drilling immediately north or south of the new drillholes.

Michael Vande Guchte, Vice President Exploration commented “We are very encouraged with the drilling progress at the Lemarchant deposit. The thick mineralized intervals intersected in the first two drillholes contain significant precious metal-rich massive sulphide zones and mineralized massive barite. These new mineralized intervals are 250 metres northwest of the Lemarchant Main Zone Deposit and highlight the potential to expand the Lemarchant massive sulphide deposit beyond the current NI 43-101 resource”.

The initial two drillholes of the 2013 drilling program targeted geology up-dip (east) of a  base metal sulphide zone intersected in a 2008 drillhole (LM08-37; refer to table below for assays). LM08-37 is located about 300 metres to the northwest of the Lemarchant Deposit, and was not included in the initial NI 43-101 mineral resource.

Drillhole LM13-73 intersected a well mineralized interval between 302.2-350.2 metres downhole (48.0 m) containing semi-massive to massive base metal sulphide zones and massive barite zones. The mineralized interval is located 40 metres east of LM08-37 and includes high grade intercept of 27.60% zinc, 1.12% lead, 2.71% copper, 89.01 g/t silver and 3.80 g/t gold over 2.70 metres.
Drillhole LM13-74 targeted the geology 35 metres up dip of the mineralization intersected in LM13-73. The drillhole cored a similar, well mineralized interval between 296.2-352.0 metres downhole (55.7 m) that contains semi-massive to massive base metal sulphide zones and mineralized barite zone.

Significant assay results to date:

Hole ID	From (m)	To (m)	Length (m)	Zn (%)	Pb (%)	Cu (%)	Ag (g/t)	Au (g/t)

LM08-37*	296.25	299.25	3.0	9.32	0.45	0.97	16.10	0.26

LM13-73	302.8	317.4	14.6	2.54	0.81	0.27	30.27	0.65
	328.0	350.2	22.2	5.82	1.48	0.75	65.41	1.63
includes	328.0	331.0	3.0	6.48	3.42	1.78	175.73	2.01
	331.0	347.5	16.5	2.13	1.19	0.24	41.49	1.20
	347.5	350.2	2.7	27.60	1.12	2.71	89.01	3.80
LM13-74	296.25	301.8	5.5	5.33	1.01	0.75	44.72	0.26
	301.8	313.0	11.2	0.64	0.19	0.08	14.55	1.29
	321.12	325.68	4.56	1.18	0.68	0.19	70.34	0.59
	328.51	334.08	5.57	4.11	1.33	0.23	63.40	0.64
	347.0	352.0	5.0	4.01	0.09	0.57	9.32	0.25
LM13-75				No significant assays
LM08-28 Ext				Assays pending for 2013 drillhole extension

  * Previously reported Paragon Minerals drillhole completed in 2008
** All lengths are core lengths and interpreted to be near true widths

Drillhole LM08-27EXT extended a 2008 drill hole (LM08-27) from a drilled depth of 262 metres to 485 metres to test the lower felsic block stratigraphy. The drillhole extension intersected 94 metres of altered felsic volcanic rocks with disseminated and stringer base metal mineralization.

Drillhole LM13-75 was completed 400 metres to the east on the same section test for the lower felsic block stratigraphy. The drillhole did not intercept the target at the end of hole depth of 539 metres and is interpreted to be structurally displaced below the drillhole.

Drilling is continuing at the South Tally Pond project. The planned Phase 1 drill program includes 4,800 metres (in at least 17 holes) of core drilling focused on expanding Lemarchant mineral resource (see Press Release dated January 15, 2013).  A total of 1,552 metres in four drillholes has now been completed.

South Tally Pond Project

The South Tally Pond project is a significant, 100%-owned land position covering 214 km2 of a highly prospective volcanogenic massive sulphide (“VMS”) geological belt in central Newfoundland. The Lemarchant Deposit, the most advanced target on the South Tally Pond property, is situated 20 km southwest of Teck Resources Limited’s Duck Pond copper-zinc mine in the same geological belt.

Previous drilling by Paragon Minerals Corporation (now a 100% owned subsidiary of Canadian Zinc) at the Lemarchant Deposit has outlined a significant precious metal-rich copper-lead-zinc VMS deposit with excellent potential to develop into a viable economic resource. An initial National Instrument (“NI”) 43-101 mineral resource estimate was completed in January 2012 on the Lemarchant Deposit and includes the following mineral resources:

▪	Indicated Mineral Resource: 1.24 million tonnes grading 5.38% zinc, 0.58% copper, 1.19% lead, 1.01 g/t gold and 59.17 g/t silver (15.40% ZnEQ) using a 7.5% zinc equivalent grade cut-off.

▪	Inferred Mineral Resource: 1.34 million tonnes grading 3.70% zinc, 0.41% copper, 0.86% lead, 1.00 g/t gold and 50.41 g/t silver (11.97% ZnEQ) using a 7.5% zinc equivalent grade cut-off.

(See Technical Report and Mineral Resource Estimate on the Lemarchant Deposit, South Tally Pond VMS Project, central Newfoundland, dated March 2, 2012 filed on SEDAR under Paragon Minerals Corporation)

About Canadian Zinc

Canadian Zinc is a Toronto-listed exploration and development company.  The Company’s key project is the 100%-owned Prairie Creek zinc, silver and lead project located in the Northwest Territories, Canada. The Prairie Creek Project contains a Mineral Reserve of 5.2 million tonnes averaging 9.4% zinc, 9.5% lead and 151 g/t silver. In addition, Prairie Creek hosts an Inferred Resource of 6.2 million tonnes averaging 14.5% zinc, 11.5% lead, 0.57% copper and 229 g/t silver. (AMC Mining Consultants (Canada) Ltd. J M Shannon and D Nussipakynova, Qualified Persons, June 2012).

A Pre-Feasibility study completed by SNC Lavalin in June 2012 indicates a pre-tax net present value (“NPV”) of $253 million using an 8% discount, with an internal rate of return (“IRR”) of 40.4% and payback period of 3 years using long-term metal price projections of $1.00/lb zinc, $1.00/lb lead and $26.00/oz. silver, based on the Mineral Reserve alone.

Canadian Zinc holds a 100% interest in the South Tally Pond VMS project, along with other property interests in central Newfoundland, through the Company’s acquisition of Paragon Minerals Corporation in September 2012.

For further information contact:

John F. Kearney	Alan B. Taylor	Steve Dawson
Chairman	Chief Operating Officer	VP Corporate Development
(416) 362-6686	(604) 688-2001	(416) 203-1418
Suite 700 – 220 Bay Street Toronto, ON M5J 2W4 Fax: (416) 368-5344	Suite 1710 – 650 West Georgia Street, Vancouver, BC V6B 4N9 Fax: (604) 688-2043 Tollfree:1-866-688-2001	Suite 700 – 220 Bay Street Toronto, ON M5J 2W4 Fax: (416) 368-5344

E-mail: invest@canadianzinc.com                                                                Website: www.canadianzinc.com

Quality Assurance and Quality Control

Drillhole intervals are core length and estimated to be near true thickness. Samples were analyzed for Au (1 assay ton), Ag, Cu, Pb and Zn at Eastern Analytical Labs in Springdale, NL from sawn NQ-sized half core sections.  Data quality is monitored through the insertion of control samples consisting of one prepared base and precious metal standard and one blank sample for every 20 samples of diamond drill core. All control samples conformed to the accepted contained grades of base and precious metals.  Select samples pulps were shipped to ALS Chemex in North Vancouver, BC for 33-element ICP analysis for further check assays of significant base and precious metal bearing samples. Historical results were obtained from published reports and news releases available in the public domain.

Michael J. Vande Guchte., P.Geo., VP Canadian Zinc Corporation and VP Exploration for Paragon Minerals Corporation is responsible for the South Tally Pond exploration program, and is a Qualified Person as defined by NI 43-101 and has reviewed and has approved the contents of this news release.

Cautionary Statement – Forward-Looking Information

This press release contains certain forward-looking information, including, among other things, the expected completion of acquisitions and the advancement of mineral properties. This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the completion of transactions, the issue of permits, the size and quality of mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, acquisition of shares in other companies and the financial results of the company. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company does not currently hold a permit for the operation of the Prairie Creek Mine. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

Cautionary Note to United States Investors

The United States Securities and Exchange Commission (“SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.

EXHIBIT LIST

99.1	Press Release – March 18, 2013 - Canadian Zinc Receives Draft Water Licence And Permits For Operation Of Prairie Creek Mine
99.2
Press Release – March 20, 2013 -  Canadian Zinc Reports Financial Results For Fiscal 2012 Draft Water Licence and Land Use Permits Issued For Prairie Creek Mine Encouraging Drill Results From South Tally Pond

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN ZINC CORPORATION

Date: March 21, 2013	By:	/s/ John F. Kearney
John F. Kearney
President and Chairman